February 15, 2007

Via EDGAR and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street

Mail Stop 4561

Washington, D.C. 20549

Attention: Mr. Stephen Krikorian

Re:	Redback Networks Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-Q for the Quarterly Period Ended March 31, 2006
Form 10-Q for the Quarterly Period Ended June 30, 2006
Form 10-Q for the Quarterly Period Ended September 30, 2006
File No. 000-30961

Dear Mr. Krikorian:

Redback Networks Inc. (“Redback” or the “Company”) has prepared this letter in response to the Staff’s comment letter dated December 22, 2006. Redback’s responses set forth below correspond to the applicable comment number as set forth in the Staff’s comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Note 2. Organization and Summary of Significant Accounting Policies

Revenue Recognition, page 60

1.	We note your response to prior comment number 4 with respect to your conclusion that software is incidental to your SmartEdge products as a whole. Please address the following additional comments with respect to your analysis supporting your conclusion:

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Your response indicates that your SmartEdge products are sold with post-contract support (PCS). Your response also indicates that your PCS does not include rights to unspecified software upgrades. Therefore, please clarify whether you have or have not concluded that you provide PCS as defined by SOP 97-2. Please clarify how you considered the PCS you provide includes software bug fixes and patches when making your determination. Please advise.

We respectfully acknowledge the Staff’s comment and advise the Staff that in addition to our standard 90 day warranty for all customers, the Company separately offers optional post-sales support services (i.e., extended warranty), for an additional fee on our SmartEdge products. These services include help desk telephone support, providing trouble shooting and error correction for the SmartEdge product to ensure customers are satisfied with their purchases and that our products are working properly. As part of this optional post-sales support services, we do offer replacement of defective parts along with bug fixes. We view these bug fixes as part of the product warranty, as they are routine and relatively minor to maintain compliance with our published SmartEdge product specifications. These optional post-sales support services are generally priced for a one year term and have fixed renewal rates. The 90 day standard warranty is accounted for using FAS 5 Accounting for Contingencies. The Company accounts for the optional post-sales support services as an extended warranty pursuant to FTB 90-1 Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts as we believe this service meets the definition of a separately priced extended warranty.

SOP 97-2 indicates that post contract support (PCS) is the right to receive PCS services or unspecified upgrades or enhancements or both. PCS services typically include telephone support and correction of errors (such as bug fixing and debugging) and unspecified product upgrades/enhancements. We acknowledge that based on our previous response, it may seem that all optional post-sales support services for the SmartEdge products combined with the use of the words “PCS” meet the definition of PCS. The use of the word “PCS” was not appropriate given the nature of services that we provide. Based on the guidance provided in TPA 5100.43 and SOP 97-2 par.31, we view the provision of bug fixes as no different than a routine, relatively minor warranty obligation that is provided to maintain compliance with published specifications. Accordingly, we do not believe that we are providing any PCS as defined by SOP 97-2 and our SmartEdge revenues are within the scope of SAB 104. In addition, please note that if you search our prior filings or our website, you will not see the use of the term PCS. Rather we refer to our services as post-sales support services that are provided through our Technical Assistance Center (TAC).

We further advise the Staff that we considered the nature of our optional post-sales support services when assessing the applicability of SOP 97-2 to our SmartEdge product sales, as discussed in indicator (b) of footnote 2 of SOP 97-2. We have concluded that our optional post-sales support services do not indicate that software is more than incidental to the product as a whole because customers selecting our optional post-sales support services only receive trouble shooting, installation and operational assistance to ensure their products are working properly and not defective. Periodically we have had to fix a defective product by providing a software bug fix so we can maintain compliance with our published specifications. There are no specified or unspecified software upgrades and enhancements in our optional post-sales support services.

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Your response states that you have incurred $22 million and $12 million of software research and development costs for the year ended December 31, 2005 and the six month ended June 30, 2006, respectively. Therefore, it appears that software research and development costs represent approximately 13% and 9% of total costs incurred for the year ended December 31, 2005 and the six months ended June 30, 2006, respectively. As such, since it appears that you have incurred significant costs within the scope of SFAS 86, clarify how you have considered this indicator when concluding that your software is incidental to your SmartEdge products as a whole. Refer to footnote 2 of SOP 97-2.

As discussed in our previous response to comment number 4, for all of our arrangements we consider the applicability of SOP 97-2. We look at the three indicators in footnote 2 of SOP 97-2. We believe that we do not meet indicators (a) and (b), as described below. Even if we hypothetically assumed that we met indicator (c), we believe that it is the weakest indicator of the three. In evaluating all three indicators together we do not believe that our SmartEdge products would be in the scope of SOP 97-2.

Regarding indicator (a) of footnote 2, our hardware, which allows our products to handle Network Convergence, voice, video and data on a single scalable and configurable platform, is the focus of our marketing effort. For our SmartEdge family of products we emphasize control plane scaling, which allow service providers customers to add more subscribers, sessions and bandwidth per subscriber along with the physical footprint that can help service providers scale their networks. Additionally the SmartEdge software is not sold separately.

We respectfully refer the staff to our previous response noted above in reference to indicator (b) of footnote 2 where we have concluded that our optional post-sales support services do not indicate the software is more than incidental to the product as a whole because customers selecting our optional post-sales support services only receive trouble shooting, installation and operational assistance to ensure their products are working properly and are not defective. Periodically we have had to fix a defective product by providing a software bug fix so we can maintain compliance with our published specifications though our optional post-sales support services, but we do not provide for software upgrades.

We respectfully acknowledged in our previous response that $22 Million and $12 Million for the years ending December 31, 2005 and June 30, 2006, respectively, were spent on software research and development costs, and we reviewed this pursuant to indicator (c) of footnote 2. The overall costs include people and related costs of software engineers, software development tools, depreciation for development equipment and other overhead, primarily facilities and IT allocations. The costs were incurred in software development and bug fixes. We believe this is a weaker indictor as technology companies are always doing research and development on the software that is incidental to the product and incurring cost for these activities. Accordingly, a literal application of FAS 86 Accounting for the Cost of Computer Software to be Sold, Leased, or Otherwise Marketed would result in these expenditures being treated as software cost even when the software is incidental to the product being sold.

In our overall conclusion we evaluated all of the evidence relating to the three indicators in footnote 2 (a), (b), and (c). Since we did not met indicators a and b, we have therefore concluded our software is not more than incidental and our SmartEdge products are not within the scope of SOP 97-2.

2.	We note the portion of your responses to prior comment numbers 4 and 5 which indicate that the elements contained within two SmartEdge arrangements are in the scope of SOP 97-2. Clarify how you determined that the software contained in the products sold in these two arrangements is more than incidental to those products as a whole. As part of your response, please clarify how the SmartEdge products sold in these arrangements are different than your typical SmartEdge product sale. That is, besides including the right to a future specified software deliverable, explain how the software contained within the SmartEdge product delivered is different than that included in your typical SmartEdge product delivered. In addition, please explain the nature of the future specified software deliverable element in these arrangements. Clarify the additional functionality this element will provide to the delivered SmartEdge product. Explain whether you concluded this deliverable is a specified upgrade right or specified additional software product.

We respectfully acknowledge the Staff’s comment and advise the Staff that the company considered SOP 97-2, paragraph 2, Footnote 2 (a), (b) and (c) when determining whether the two arrangements contained software that was more than incidental to the products or services as a whole.

In the two referenced arrangements, our standard SmartEdge product offering and incidental software did not meet important customer-specific requirements for performance and functionality. These customers separately negotiated for and entered into arrangements that require us to deliver future specified software deliverables to achieve their requirements.

In one of the arrangements, the customer installed our standard SmartEdge product but required a customized mapping capability which enabled them to prioritize and customize how they routed data packets instead of following a standard path. The mapping capability also allowed the customer to dynamically change how certain packets were routed versus our standard pre-determined capability. This enabled them to more efficiently manage their networks and provide better managed services to their clients. The mapping capability required us to develop specified software deliverables for our product to obtain this functionality. Without this mapping, software the customer requirements would not have been met. Clearly, the specified software deliverable was a focus of our efforts and a focus of what the customer wanted. As the software deliverable were more than incidental and were essential to the functionality of the non-software element, we therefore concluded that the entire arrangement is within the scope of SOP 97-2.

In the second customer arrangement, the customer also installed our SmartEdge product platform. In this arrangement, the customer also asked for specified software deliverables not available in our standard offering. As in the first arrangement, they had distinct requirements to provide managed services to their clients and enable them to more efficiently operate their networks. One of the specified software deliverables was to take the standard “lawful intercept” security and customize it to their internal requirements. There were additional specified software deliverables that allowed the customer’s network to use unique protocols to determine the source of traffic and based upon the source, the software will efficiently allocate resources to “authenticate and route traffic”. These and other unique routing requirements were required in the customer’s network. All of these additional software deliverables were developed into our product specifically and only for this customer. Without these software deliverables, the customer would not have bought our products. These modifications to our standard specifications clearly demonstrate the importance of the software deliverable to the customer.

In both arrangements, we offered specified software deliverables. The specific software deliverable requirements were what set these two arrangements apart from our standard SmartEdge product sales. In these two arrangements, the software component was clearly more important to these specific customers than to our standard customers because these two specific customers were only willing to purchase our product if we were willing to develop and deliver the requested software deliverables. Therefore, we concluded that software was more than incidental and essential to the functionality of the product as a whole for these arrangements.

We further considered the facts and circumstances in our review of these two arrangements when determining revenue recognition for these specified software deliverables. We determined these arrangements had software that was more than incidental, as the customer purchased specified software that was separately negotiated for in their arrangements and determined they were under the scope of SOP 97-2. The specific software deliverables were considered unique elements in a multi-element transaction, and consistent with SOP 97-2, revenue should be allocated to these elements based on vendor-specific objective evidence (VSOE) of fair value. As we did not have VSOE for these specified software deliverable elements, we deferred revenue until delivery of these elements, assuming all other revenue criteria would have been met per SOP 97-2.

Form 10-Q for the Quarterly Period Ended June 30, 2006

Note 5. Income Taxes, page 13

3.	We note the portion of your response to prior comment number 14 which clarifies your accounting for income taxes for your fiscal year 2006 interim periods. Your response states, “we calculated an estimated annual tax rate based on an annual forecast of ordinary income (excluding nondeductible amortization expense for acquired intangibles) and applied the estimated annual tax rate to the six months year-to-date ordinary income (excluding nondeductible amortization expense for acquired intangibles).” We further note that you have provided two reasons why you have accounted for your income taxes in this manner. Please address the following additional comments with respect to the reasons underlying your conclusions:

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Your response indicates that the inclusion of amortization expense creates a pre-tax loss which then results in arbitrary distortions in the customary relationships between income tax expense and pre-tax income. Please further clarify why you believe that non-deductible amortization expense for acquired intangibles should be excluded from pre-tax loss when computing your ordinary income (loss). In this respect, please clarify how your definition of ordinary income (loss) complies with paragraph 5.a of FIN 18. Clarify how calculating taxes applicable to ordinary income in this manner accurately allocates income tax expense to the proper periods and reflects your estimated annual effective tax rate for fiscal year 2006.

The Company incurred a year-to-date ordinary loss for the six months ended June 30, 2006 and anticipated that it would report an ordinary loss for the fiscal year 2006. However, the Company incurred domestic and foreign income tax expense for the six months ended June 30, 2006 and expected to incur additional foreign and domestic income tax expense for the fiscal year 2006.

For purposes of computing the annual effective tax rate, when the numerator consists of positive income tax expense and the denominator consists of a projected fiscal 2006 ordinary loss, the result is a negative annual effective tax rate. Generally, negative effective tax rates are associated with the recording of an income tax benefit which is completely opposite of the Company’s situation. In addition, in any subsequent quarter in which the Company might report pre-tax income, the simple mathematical result of multiplying a negative tax rate times a positive pre-tax income amount would result in a non-economic tax benefit when the Company is incurring actual tax expense each quarter [See fourth quarter tax benefit as shown in the table presented below].

Furthermore, and as more fully described below, the year-to-date and projected ordinary loss for the year results from amortization expense that generates no net tax effect, yet inclusion of such loss in the denominator distorts the relationship between the actual recorded income tax expense and the items of pre-tax income actually generating the net tax expense.

In recognizing and evaluating the need to apply the principles of FIN 18 while avoiding situations where the mechanics of application of mathematical rules could generate an illogical result, the Company concluded that a more consistent and proper matching of the actual income tax expense to the relevant accounting periods and pre-tax income items giving rise to such tax expense would result if the projected annual tax expense stated as a “positive” effective tax rate based on projected annual “adjusted” ordinary income was allocated to the six month period ended June 30, 2006 by multiplying such effective tax rate times the “adjusted” ordinary income for such period in accordance with the principles of paragraph 8 of FIN 18.

The Company, for purposes of computing an “adjusted” ordinary income amount, excluded the nondeductible amortization expense associated with intangibles recorded under SOP 90-7 in order to eliminate the distortive effect of the amortization expense on the annual effective tax rate calculation. The amortization expense results in a distortive effect because: (i) inclusion of the expense results in the Company sustaining an ordinary loss; (ii) the ordinary loss when used in the denominator to compute the effective tax rate results in a negative effective tax rate (ie. implied benefit) when in fact, the Company is incurring positive tax expense; and (iii) the amortization expense has no correlation with the Company’s actual net recorded tax expense or the items in pre-tax income giving rise to such tax expense. Notwithstanding the fact that the amortization expense is nondeductible for tax purposes, the tax effects of the nondeductible amortization expense are mitigated because deferred tax liabilities originally recorded in accordance with SOP 90-7 for the book/tax basis differences in intangibles recorded upon the Company’s emergence from bankruptcy in January 2004 are reversed ratably as a credit to income tax expense as the nondeductible amortization expense is recorded thereby resulting in a zero net tax effect for the nondeductible amortization.

Following is a table that reflects the year-to-date and anticipated effects of applying the principles of FIN 18 using the “ordinary” income and “adjusted ordinary” income alternatives:

(Dollars in Millions)	YTD Q2	Q3	Q4	FY06
	Actual	Projected	Projected	Projected
Pre-tax Income (Loss) before amortization	3.56	0.11	3.26	6.92
Amortization expenses	(5.30)	(2.65)	(2.65)	(10.60)

Pre-tax loss	(1.74)	(2.54)	0.61	(3.68)
Tax expense as actually recorded by applying effective tax rate to “adjusted’ ordinary income	2.45	0.076	2.24	4.76
Effective tax rate based on “adjusted” ordinary income	68.8%	68.8%	68.8%	68.8%
Tax expense that would be recorded by applying effective rate to ordinary income	2.25	3.28	(0.78)	4.76
Effective tax rate based on ordinary income	-129.3%	-129.3%	-129.3%	-129.3%

The Company acknowledges that the elimination of the amortization expense for purposes of the computation of “ordinary” income is not an adjustment item specifically referred to in paragraph 5.a of FIN 18. However, the Company believes that the adjustment it has made is warranted in order to avoid unintended distortions in the calculations or tax expense and to properly match the income tax expense to the periods and pre-tax items giving rise to the income tax liability. As indicated in the table above, there would be significant distortion in the relationship between tax expense and items of pre-tax income giving rise to such tax expense in the third and fourth quarters if tax expense is recorded based on applying the effective tax rate to “ordinary” income.

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Your response indicates that the expense results in no net income tax provision or benefit because associated deferred tax liabilities recorded in accordance with SOP 90-7 are reversed to the tax provision as the nondeductible amortization expenses is recorded. Please clarify why these deferred tax liabilities were recorded in accordance with SOP 90-7. Further clarify the manner in which these deferred tax liabilities were reversed. Clarify whether you have consistently calculated your effective tax rate since emerging from bankruptcy on January 3, 2004 in this manner. Clarify whether you excluded nondeductible amortization expense for acquired intangible assets in fiscal years ended December 31, 2004 and 2005 when computing your effective rate. In this respect, clarify why you began reporting this income tax expense in fiscal year 2006.

Upon emergence from bankruptcy on January 3, 2004, the Company was required to apply “fresh start” accounting in accordance with AICPA Statement of Position

90-7 (“SOP 90-7”), Financial Reporting by Entities in Reorganization Under the Bankruptcy Code. As a result of the fresh start accounting, the Company recorded $76.9 million of intangibles. The write-up of these intangibles to fair market value created no tax basis for U.S. tax purposes and the Company was required to record deferred tax liabilities of $31.7 million resulting from the book/tax temporary basis differences.

Each quarter the Company records $2.7 million of nondeductible amortization expense relating to the straight-line amortization of the intangible assets over their assigned useful lives. The deferred tax liabilities associated with the nondeductible amortization are also reversed ratably over the useful lives of the intangibles and result in a reduction in income tax expense at the rate of approximately $1.1 million per quarter. This income tax benefit offsets the income tax expense associated with the nondeductible amortization resulting in a zero net tax effect.

During 2005 and 2004, the Company sustained domestic operating losses in each year (exclusive of the amortization expense recorded for intangibles). Therefore, the Company only recorded foreign income tax expense in 2005 and 2004 of $848K and $408K, respectively. Due to the Company’s inability to reliably forecast revenues and expenses in 2005 and 2004, the Company applied a discrete calculation for those periods pursuant to FIN 18, paragraph 8, footnote #7.

During the six months ended June 30, 2006, the Company concluded that it could now reliably forecast revenue and operating expenses and the Company applied the estimated annual effective tax rate method according to paragraph 8 of FIN 18 subject to the amortization expense adjustment as described above.

4.	Refer to your response to prior comment number 14. Please clarify whether you have estimated your effective rate separately for your operations taxable in multiple domestic and foreign jurisdictions. If so, clarify how your accounting complies with paragraph 22 of FIN 18, which requires you to compute interim period tax (or benefit) related to ordinary income (or loss) for the year-to-date using one overall estimated annual effective rate, except in certain specified circumstances.

We supplementally advise the Staff that we have not estimated effective rate separately for domestic and foreign jurisdictions. We computed our interim tax expense using one overall estimated annual effective tax rate for multiple jurisdictions according to paragraph 22 of FIN 18.

5.

We have read your response to prior comment number 15, including the materiality analysis prepared pursuant to SAB99, and note that you have concluded that the impact of the stock option grants was not material to any prior period or prior years or expected to be material to the current year. We note that this error caused a 5.6% overstatement in net loss for the quarter ended June 30, 2006. Your response indicates, in part, that this error is not expected to be material to the current year.

Please clarify how your analysis considered the impact of the error on the second quarter of fiscal year 2006. In this respect, please clarify how you concluded that the impact of the error is not material to the quarter ended June 30, 2006.

As discussed in our response to prior comment number 15, the Company determined that stock-based compensation was understated by $0.2 million in 2005. The Company evaluated this adjustment quantitatively and qualitatively in accordance with APB 28, paragraph 29 which states “ in determining materiality for the purpose of a correction of an error, amounts should be related to the estimated income for the full year. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.”

On a quantitative basis, the Company determined that the magnitude of this $0.2 million error in 2005 was immaterial, and the impact of recording this adjustment in 2006 of $0.2 million on a pre-tax basis and $0.1 million on an after tax basis, was immaterial. For the year ended December 31, 2005, this error represented .8% of net loss. For the six months ended June 30, 2006, this represented 2.3% of net loss before the adjustment. For the quarter ended June 30, 2006, this represented 5.6% of net loss before the adjustment.

The Company also evaluated qualitative considerations with respect to this decision. The special committee of the Board of Directors identified no issues that would call into question the integrity of management, or evidence of any intentional backdating or manipulation of stock grants. The Company also believes the primary considerations for investors are top line revenue growth, customer acceptance of products, operating profits excluding non-cash charges and cash flows from operations. The Company does not believe the impact of recording this $0.1 million adjustment was material on a qualitative basis in the second quarter of 2006, the six months ended June 30, 2006, and the projected twelve months ended December 31, 2006.

In accordance with APB 28, paragraph 29, the Company has recorded this adjustment in the second quarter of 2006. Although not required per APB 28, paragraph 29, the Company also concluded after considering both qualitative and quantitative factors that the impact in the second quarter of 2006 was also not material.

6.	Refer to comment 17. We continue to note your use of the non-GAAP measure of pre-tax income excluding stock-based compensation in your Form 8-K for the period ended September 30, 2006. Please advise how you have addressed the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K with regard to this non-GAAP measure. Specifically, your presentation of this measure should be accompanied by reconciliation to the most comparable GAAP measure and a comprehensive explanation of the usefulness of such measure.

On January 25, 2007, the Company completed its merger into Ericsson. Accordingly, the Company will not be issuing public financial statements going forward. Pursuant to the Staff’s request, in order to avoid creating the unwarranted impression to investors that non-GAAP financial measures have been prepared under a comprehensive set of accounting rules or principles, Redback’s management revised the format of its filings for the period ended September 30, 2006, to remove the presentation of a non-GAAP operating statement columnar format from the Form 8-K. After reviewing our historic disclosure relative to the Staff’s question, in the interest of providing more robust disclosure and in compliance with the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K:

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The GAAP Statement of Operations in the revised format is of greater prominence to the supplemental statement of reconciliation of GAAP to Non-GAAP measures, and in particular, we presented a reconciliation of non-GAAP net income (loss) to the most directly comparable GAAP measure, GAAP net income (loss).

•

The revised format includes a supplemental statement with a detailed reconciliation of the GAAP net income to the non-GAAP net income based on the format attached hereto as Exhibit A. With regard to the specific exclusion of stock-based compensation, we respectfully refer the Staff to the line items in the statement of reconciliation entitled “Stock-based compensation – cost of revenue,” “Stock-based compensation – R&D expense” and “Stock-based compensation – SG&A expense.”

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The revised format provides enhanced disclosure relative to non-GAAP measures to include more information regarding the substantive reasons why management believes the non-GAAP financial measures provide useful information to investors, why each item is excluded, and to further explain the material limitations associated with the use of the non-GAAP measures. This information is also attached hereto as Exhibit A. With regard to the reasons management believes the non-GAAP information is useful to investors and the limitations thereof, we respectfully refer the Staff to the subparagraph entitled “Use of Non-GAAP financial information” and with regard to specific exclusion of stock-based compensation, we respectfully refer the Staff to the subparagraph entitled “Stock-based compensation.”

We believe that the Staff will find this letter to be fully responsive to the Staff’s December 22, 2006 comment letter.

Additionally, in response to your request, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for your consideration of our responses. In the event that the Staff would have any additional questions or comments, please contact Tom Cronan at (408) 750-5000.

Respectfully,

Redback Networks Inc.

/s/ Thomas L. Cronan III
Thomas L. Cronan III
Chief Financial Officer

EXHIBIT A

Redback Networks Inc.

Reconciliation of GAAP to Non-GAAP Measures

(In thousands, except per share amounts)

(unaudited)

	Three Months Ended			Nine Months Ended
	September 30, 2006	June 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
GAAP net loss	$(2,389)	$(1,880)	$(8,400)	$(6,858)	$(22,686)
Adjustments to reconcile GAAP net loss to non-GAAP net income:
Amortization of intangible assets - cost of revenue	2,654	2,654	2,654	7,962	7,962
Amortization of landlord warrants - cost of revenue	52	55	72	160	208
Amortization of landlord warrants - R&D expense	291	289	327	868	1,204
Amortization of landlord warrants - SG&A expense	136	135	80	409	233
Stock-based compensation - cost of revenue	665	470	87	1,422	265
Stock-based compensation - R&D expense	3,036	1,978	205	6,247	657
Stock-based compensation - SG&A expense	4,635	2,892	692	9,077	2,103
Accretion of preferred stock dividend	—	113	155	269	461
Other income	—	—	(43)	(619)	(140)
Income tax effect for Non-GAAP	4	936	—	1,790	—

Non-GAAP net income (loss)	$9,084	$7,642	$(4,171)	$20,727	$(9,733)

Non-GAAP net income (loss) per share:
Basic	$0.13	$0.12	$(0.08)	$0.33	$(0.18)

Diluted	$0.12	$0.10	$(0.08)	$0.27	$(0.18)

Shares used in computing net income (loss) per share:
Basic	69,253	61,400	54,649	62,387	54,081

Diluted	78,876	78,429	54,649	77,487	54,081

Use of Non-GAAP financial information

The non-GAAP information provided in this press release is a supplement to, and not a substitute for, our financial results presented in accordance with GAAP.

To supplement our condensed consolidated financial statements presented in accordance with GAAP, we use non-GAAP financial measures, which are adjusted from results based on GAAP to exclude certain costs and expenses. These non-GAAP measures are provided to enhance the user’s overall understanding of our operating performance and our prospects in the future. Specifically, we believe the non-GAAP measures provide useful information to both management and investors regarding financial and business trends relating to our financial performance by excluding certain costs and expenses that we believe are not indicative of our core operating results. These non-GAAP measures are among budgeting and planning tools that management uses for future forecasting. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with United States GAAP.

Stock-based compensation

Redback has incurred stock-based compensation expense under SFAS 123R for fiscal year 2006, and under APB 25 for earlier comparable periods in its GAAP financial results. We exclude this item for the purpose of calculating non-GAAP operating income, non-GAAP net income and non-GAAP net income per share. The exclusion of stock-based compensation from the non-GAAP measures is done to allow for a consistent comparison of the Company’s relative historical financial performance, since the method for accounting for stock-based compensation changed at the beginning of fiscal year 2006. The nature of stock-based compensation expense also makes it very difficult to estimate prospectively, since the expense will vary with changes in the stock price and market conditions at the time of new grants, varying valuation methodologies, subjective assumptions and different award types, making the comparison of current results with forward guidance potentially difficult for investors to interpret. The tax effects of stock-based compensation expenses may also vary significantly from period to period, without any change in underlying performance, thereby obscuring the underlying profitability of operations relative to prior periods (including prior periods following the adoption of SFAS 123R).

Amortization of intangible assets

Amortization of other intangible assets is excluded from the Company’s non-GAAP financial measures because it represents a non-cash expense that has no effect on current or future period cash flows or operations of the Company. The basis for the amortization comes as a result of the Company’s emergence from bankruptcy and the adoption of fresh-start reporting in January 2004, a one-time non-recurring event outside of the course of normal business operations. This isolated event and its related financial reporting impact are not indicative of our ongoing operational performance.

Amortization of fair value of warrants issued in connection with a lease agreement

Amortization of fair value of warrants issued in connection with a lease agreement is excluded from the Company’s non-GAAP financial measures because it represents a non-cash expense that has no effect on current or future period cash flows or operations of the Company. As part of the Company’s bankruptcy plan, the Company rejected all US based operating leases and entered into new agreements effective January 3, 2004. In connection with the lease of its corporate headquarters, the Company issued warrants to the landlord, which were recorded as a deferred charge and are being amortized over the life of the original lease which originally expired on October 31, 2006. This one-time non-recurring event and its related financial reporting impact are not indicative of our ongoing operational performance.

Income tax

Amount represents primarily the federal and state income tax expense from the utilization of pre-bankruptcy tax net operating losses that was recorded as a reduction of goodwill for GAAP purposes, offset by federal and state alternative minimum taxes used for non-GAAP purposes.